UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CTRIP.COM INTERNATIONAL, LTD.

(Name of Issuer)

American Depositary Shares, each representing 0.25 Ordinary Shares, par value $0.01 per share

(Title of Class of Securities)

22943F100

(CUSIP Number)

Peter Millones

Executive Vice President, General Counsel and Corporate Secretary

The Priceline Group Inc.

800 Connecticut Avenue

Norwalk, Connecticut 06854

(203) 299-8000

with a copy to:

Brian E. Hamilton, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004-2498

212-558-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 9, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22943F100

1	Names of Reporting Persons Priceline Group Treasury Company B.V.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 9,796,036*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 9,796,036*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,796,036*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.88**

14	Type of Reporting Person (See Instructions) CO

* Includes the 3,650,686 ADSs purchased by Purchaser pursuant to the Priceline Purchase Right and the 6,145,350 ADSs issuable upon conversion of the Convertible Note, each as described herein. See Item 5.

** Based on 35,580,723.5 outstanding Ordinary Shares, after giving effect to the transactions described in Item 4. See Item 5.

CUSIP No. 22943F100

1	Names of Reporting Persons The Priceline Group Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 9,796,036*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 9,796,036*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,796,036*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.88**

14	Type of Reporting Person (See Instructions) CO

* Includes the 3,650,686 ADSs purchased by Purchaser pursuant to the Priceline Purchase Right and the 6,145,350 ADSs issuable upon conversion of the Convertible Note, each as described herein. See Item 5.

** Based on 35,580,723.5 outstanding Ordinary Shares, after giving effect to the transactions described in Item 4. See Item 5.

This Amendment No. 1 (this “Amendment No. 1”) amends that certain statement on Schedule 13D filed by The Priceline Group Inc., a Delaware corporation (“Priceline”), and Priceline Group Treasury Company B.V., a Netherlands company and an indirect wholly owned subsidiary of Priceline (“Purchaser,” and together with Priceline, the “Reporting Persons”), with the Securities and Exchange Commission on September 29, 2014 (together with this Amendment No. 1, the “Schedule 13D”) relating to the American Depositary Shares (“ADSs”), each representing 0.25 ordinary shares, par value $0.01 per share (the “Ordinary Shares”), of Ctrip.com International, Ltd., a Cayman Islands exempted company (the “Issuer”). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

Item 3.                                 Source and Amount of Funds or Other Consideration.

The second sentence of the second paragraph of Item 3 of the Schedule 13D is hereby amended and restated as follows:

As of October 9, 2014, open market purchases of ADSs totaling $217,281,982.71 have been made by Purchaser pursuant to a purchase plan established pursuant to Rule 10b5-1 under the Exchange Act (the “10b5-1 Plan”).

Item 5.                                 Interest in Securities of the Issuer.

(a), (b) The first sentence of the second paragraph of Items 5(a) and (b) of the Schedule 13D is hereby amended and restated as follows:

Each of the Reporting Persons beneficially owns or may be deemed to beneficially own, as the case may be, 9,796,036 ADSs, including the 3,650,686 ADSs purchased by Purchaser pursuant to the Priceline Purchase Right and the 6,145,350 ADSs issuable upon conversion of the Convertible Note, representing 2,449,009 Ordinary Shares or approximately 6.88% of the outstanding Ordinary Shares.

(c) The table contained in Item 5(c) of the Schedule 13D is hereby amended and supplemented by adding the following rows (but not the column headings, which are included herein for reference only) to the bottom of the table:

Name of Reporting Person	Trade Date	Purchased / (Sold)	Average Price per ADS ($)
Priceline Group Treasury Company B.V.	09/30/2014	289,510	56.8020
Priceline Group Treasury Company B.V.	10/01/2014	216,510	56.1074
Priceline Group Treasury Company B.V.	10/02/2014	275,810	55.3236
Priceline Group Treasury Company B.V.	10/03/2014	141,981	55.7338
Priceline Group Treasury Company B.V.	10/06/2014	81,405	56.0851
Priceline Group Treasury Company B.V.	10/07/2014	152,500	55.3814
Priceline Group Treasury Company B.V.	10/08/2014	165,000	55.6763
Priceline Group Treasury Company B.V.	10/09/2014	156,800	55.9793

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 10, 2014

THE PRICELINE GROUP INC.

/s/ Peter J. Millones
Name:	Peter J. Millones
Title:	Executive Vice President, General Counsel and Secretary

PRICELINE GROUP TREASURY COMPANY B.V.

/s/ Daniel J. Finnegan
Name:	Daniel J. Finnegan
Title:	Director